Exhibit 21


                                  Subsidiaries


Set forth below are the names of the direct and indirect subsidiaries of Sentry Technology Corporation, together with the percentage ownership interest of each such corporation held by its parent.

Knogo North America Inc. (100%)

         Knogo Caribe Inc. (100%)
         K&M Converting Corp. (50.001%)


Video Sentry Corporation (100%)